UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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On August 13, 2018, The Stars Group Inc. (the “Company”) reported its financial results for the three and six months ended June 30, 2018 and issued a news release regarding the same and other matters (the “Release”). On the same date, the Company filed on SEDAR at www.sedar.com its (i) Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2018 (the “Q2 Financial Statements”), (ii) Management’s Discussion and Analysis for the three and six months ended June 30, 2018 (the “Q2 MD&A”), (iii) Chief Executive Officer Certification of Interim Filings, dated August 13, 2018 (the “CEO Certification”), and (iv) Chief Financial Officer Certification of Interim Filings, dated August 13, 2018 (the “CFO Certification”).

On August 9, 2018, the Company amended its “code of ethics” (as defined in paragraph (9) of General Instruction B to Form 40-F), known as its Code of Business Conduct (the “Code”), and made a copy of the same available on its website at www.starsgroup.com. The substantive amendments made to the Code: (a) contemplate that one or more of The Stars Group’s subsidiaries also may have their own separate code of business conduct or ethics applicable to an individual and (b) include new or additional detail about certain matters such as reporting of concerns, human rights, safe working environment, anti-discrimination, conservation and environmental protection, cyber security and supplier compliance with the Code.

Copies of the Release, Q2 Financial Statements, Q2 MD&A, CEO Certification, CFO Certification and Code are each attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: August 13, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated August 13, 2018

99.2	Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2018

99.3	Management’s Discussion and Analysis for the three and six months ended June 30, 2018

99.4	Chief Executive Officer Certification of Interim Filings, dated August 13, 2018

99.5	Chief Financial Officer Certification of Interim Filings, dated August 13, 2018

99.6	Code of Business Conduct, as amended on August 9, 2018